U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number: 001-40099

GOLD ROYALTY CORP.

(Translation of registrant’s name into English)

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on June 14, 2022 (Registration No. 333-265581), (ii) the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 27, 2022 (Registration No. 333- 267633), (iii) the Registrant’s Registration Statement on Form F-3D filed with the Securities and Exchange Commission on March 17, 2023 (Registration No. 333-270682) and (iv) the Registrant’s Registration Statement on Form S-8, as amended, originally filed with the Securities and Exchange Commission on September 14, 2022 (Registration No. 333-267421), to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

By:	/s/ Andrew Gubbels
Andrew Gubbels
Chief Financial Officer

Date: March 29, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1	Report of Voting Results